SECURI 12010190 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JAN 30 2012
Washington, DC
123

SEC FILE NUMBER
8 – 66515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING DECEMBER 1, 2010 (MM/DD/YY) AND ENDING NOVEMBER 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SAMURAI TRADING, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 MADISON AVENUE SUITE 5W
(No. And Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER CARROLL (646) 765-4704
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ch 2/3/12

OATH OR AFFIRMATION

I, **CHRISTOPHER CARROLL**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SAMURAI TRADING, LLC**, as of **NOVEMBER 30, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau County
Commission Expires May 23, 2013

Notary Public

Signature

MANAGING MEMBER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.
Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Samurai Trading, LLC:

We have audited the accompanying statement of financial condition of Samurai Trading, LLC (the "Company") as of November 30, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Samurai Trading, LLC as of November 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
January 27, 2011

SAMURAI TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2011

ASSETS

Cash	$	481,749
Receivable from clearing broker		180,289
Securities owned, at fair value		1,019,326
Other assets		3,029
TOTAL ASSETS	$	1,684,393

LIABILITIES AND MEMBERS' CAPITAL

Securities Sold, not yet purchased, at fair value	$	103,277
Other liabilities		11,204
		114,481
Members' capital		1,569,912
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	1,684,393

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Samurai Trading, LLC (the "Company") was organized in the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Arca-X ("ARCA"), the Chicago Board of Options Exchange ("CBOE"), the NASDAQ Stock Market ("NASDAQ"), BATS Exchange, Inc. ("BATS") and the Pacific Stock Exchange ("PCX") acting as an options principal market-maker. The Company operates off the floor of these various exchanges trading in a variety of options as well as the underlying equities.

The managing member ("Managing Member") is Christopher Carroll.

The Company's depository and clearing functions are handled by another broker-dealer pursuant to a clearance agreement with that broker-dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The books and records of the Company are kept on the accrual basis and follow trade-date accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from these estimates.

The Company's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices that may differ from the fair value reflected on the statement of financial condition. In most cases, the Company limits its risks by holding offsetting security or option positions.

Fair value measurement – definition and hierarchy: On January 1, 2008, the Company adopted Accounting Standards Codification ASC 820, *Fair Value Measurements and Disclosure* ("ASC 820"). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Valuation techniques – equity securities and options on equity securities: The Company values investments in equity securities and options on equity securities and those same types of securities sold short, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. At November 30, 2011 all investments in securities owned and securities sold short were valued using Level 1 inputs.

NOTE 3 - INCOME TAXES

Since the Company is considered a "disregarded entity" for income tax purposes, no provision for income taxes is made at the Company's level.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The Tax years that remain subject to examination by taxing authorities are 2008, 2009 and 2010.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed fifteen times net capital. At November 30, 2011, the Company had net capital of $1,464,550, which was $1,364,550 in excess of the required net capital of $100,000.

NOTE 5 - SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to a transaction to perform (counterparty risk) exceed the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the counterparties with which it conducts business.

NOTE 6 - DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of its trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the statement of financial condition. These instruments include puts and calls written on stocks, and obligations arising from securities sold, not yet purchased. The Company's activities include the purchase and sale of derivative financial instruments in the form of equity and index options. These derivatives are used for trading purposes and for managing risk associated with the portfolio of securities. The Company's core trading positions involve risk-defined hedged strategies. Accordingly, management believes that any risk is significantly minimized through its hedging strategies. All positions are reported at fair value and any change in fair value is reflected in the accompanying statement of operations as gain or loss. All derivative gains or losses resulting from equity positions are reported in net trading income (loss). At November 30 2011, and during the year then ended, there were no option positions held or traded.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company uses systems, software, equipment and office space that are under the control or ownership of an affiliated entity, Samurai E.C., LLC. Samurai E.C., LLC is owned by the Managing Member. The Company pays a fee for the usage of these items in amounts determined by both parties. During the year ending November 30, 2011, the Company paid $41,088 to this related party in connection with its usage of these items. This amount is reported in professional fees on the statement of operations.

NOTE 8 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through January 27, 2012 and no events have been identified which require disclosure.